NORTHERN FUNDS

FORM N-SAR

File No. 811-08236

Semi-Annual Period Ended September 30, 2012

Exhibits

EX-99.77D: Policies with respect to security investments

(g)(1) Effective August 24, 2012, the investment objectives of the Northern Large Cap Equity Fund, Large Cap Growth Fund and International Equity Fund were changed from non-fundamental to fundamental so that the investment objective of each Fund may not be changed without the vote of the majority of the Fund’s outstanding shares.

(g)(2) Effective August 24, 2012, the investment objectives of the Northern Stock Index Fund, International Equity Index Fund and Small Cap Index Fund were changed from non-fundamental to fundamental so that the investment objective of each Fund may not be changed without the vote of the majority of the Fund’s outstanding shares.

(g)(3) Effective August 24, 2012, the investment objectives of the Northern Fixed Income Fund and Short-Intermediate U.S. Government Fund were changed from non-fundamental to fundamental so that the investment objective of each Fund may not be changed without the vote of the majority of the Fund’s outstanding shares.

(g)(4) Effective August 24, 2012, the investment objective of the Northern Fixed Income Fund was changed from seeking a high level of current income to seeking to maximize total return (capital appreciation and income) consistent with reasonable risk and the investment objective of the Short-Intermediate U.S. Government Fund was changed from seeking to provide a high level of current income to seeking to maximize total return (capital appreciation and income) consistent with minimal reasonable risk.